February 25, 2009
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	PlanetOut Inc. Registration Statement on Form S-3 File No. 333-133536 Application for Withdrawal Pursuant to Rule 477
Ladies and Gentlemen:
     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), PlanetOut Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-3 (File No. 333-133536), together with all exhibits thereto (collectively, the “Registration Statement). The Registration Statement was originally filed with the Commission on April 25, 2006 and declared effective on May 17, 2006.
     The Registrant was recently notified by the trustee under the forms of senior and subordinated debt indentures filed as exhibits to the Registration Statement that the trustee would be required to resign due to a conflict of interest. Because the Registration Statement is scheduled to expire in approximately three months pursuant to Rule 415(a)(5) promulgated under the Securities Act, and the Registrant currently does not plan to sell any securities pursuant to the Registration Statement prior to its expiration, rather than incurring the expense to appoint a replacement trustee, the Registrant wishes to withdraw the Registration Statement. The Registrant confirms that no securities have been sold pursuant to the Registration Statement.
     Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably possible. Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at PlanetOut Inc., 1355 Sansome Street, San Francisco, California 94111, with a copy to Registrant’s outside legal counsel, Howard Rice Nemerovski Canady Falk & Rabkin, a P.C., Attn: Mike Sullivan, Esq., Three Embarcadero Center, Seventh Floor, San Francisco, California 94111-4024.
     If you have any questions with respect to this matter, please contact Mr. Sullivan at (415) 434-1600. We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.

Very truly yours,

PlanetOut Inc.

/s/ Karen Magee Karen Magee
Chief Executive Officer

cc:	Mike Sullivan, Esq.